

August 11, 2011

<u>Via Facsimile</u>
Mr. Kyle Gotshalk
President and Director
VSUS Technologies Incorporated
18565 Soledad Canyon Road #153
Canyon Country, CA 91351

> **Re: VSUS Technologies Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2010**
> **Filed June 10, 2011 and July 18, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 11, 2011**
> **Form 10-Q/A for the Quarterly Period Ended March 31, 2011**
> **Filed July 18, 2011**
> **File No. 333-51274**

Dear Mr. Gotshalk:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                            Sincerely,

                                            /s/ Patrick Gilmore

                                            Patrick Gilmore
                                            Accounting Branch Chief